FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2012
No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On February 09, 2012, the registrant announces that Nujira Selects TowerJazz as Foundry Partner for New Envelope Tracking IC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 09, 2012	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

Nujira Selects TowerJazz as Foundry Partner for New Envelope Tracking IC

CAMBRIDGE, U.K. and MIGDAL HAEMEK, Israel – February 9, 2012 – Nujira Ltd, the world’s leader in Envelope Tracking technology, and TowerJazz, the global specialty foundry leader, today announced that Nujira has selected TowerJazz as its foundry partner for its recently announced Envelope Tracking (ET) integrated circuit (IC) for mobile handsets. The NCT-L1100 is Nujira’s first chip in its Coolteq.L product family of High Accuracy Tracking ET modulators designed to significantly increase RF power amplifier (PA) efficiencies in mobile handsets. The new chip also marks Nujira’s shift to a fabless business model to address the high volume, global smartphone and mobile device market.

“Our new IC for mobile handsets is hugely significant for the business and strategically, so it was absolutely critical that we selected the right foundry partner,” commented Tim Haynes, CEO, Nujira. “TowerJazz’s processes offered us the ideal combination of power management and high performance analog technology to meet the challenging requirements of ET ICs. The TowerJazz process is a superb platform on which to base future integration of Envelope Tracking, RF PA and switch technologies to provide the industry with fully monolithic front end solutions.”

Patrick McNamee, Nujira’s VP of Silicon Operations added: “As the world’s largest specialist analog foundry, TowerJazz offers us the modeling expertise, capacity and security of supply we need to address the high volume smartphone market, and we welcome them as a key part of our world class supply chain.” Nujira’s NCT-L1100 is fabricated in TowerJazz’s well proven 0.18 micron CMOS process and takes advantage of the years of careful analog design and process modeling.

“Nujira’s technology has huge potential for the mobile handset market, so we are excited to be their partners and to be supporting them in the development of their Envelope Tracking ICs,” said Dr Marco Racanelli, Senior Vice President & General Manager of RF and High Performance Analog Business Group. “With foundry capacity on three continents, TowerJazz offers a unique combination of specialty processes and wafer capacity, enabling high growth fabless IC companies like Nujira to rely on us as their silicon supplier.”

Nujira’s NCT-L1100 will be available in small footprint Wafer-level Chip Scale Package (WLCSP). Nujira provides platform chipset vendors with evaluation boards and engineering support for integration into reference designs for smartphones and data devices. The NCT-L1100 is sampling now to lead partners with general availability in Q4 2012.

About Nujira
Nujira’s mission is to dramatically improve the energy efficiency of transmitters for 3G and 4G handsets, base stations and TV broadcast applications by reducing the amount of waste energy dissipated as heat in the RF Power Amplifier circuit.  Nujira’s patented Coolteq® Modulator technology dynamically controls the power supply to the circuit in line with the amplitude of the signal, enabling the creation of highly efficient RF Power Amplifiers. Today Coolteq technology powers the industry’s most energy efficient and highest performing 4G base stations and TV broadcast transmitters. Nujira is now applying the same energy efficient technology to smartphones and other portable wireless devices. A fabless semiconductor company located in Cambridge, UK, with design centres in Cambridge, Bath and Edinburgh, Nujira is enabling the design of cost-effective multi-mode, multi-band handsets that deliver faster data rates, longer battery life, and better coverage.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor  Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

TowerJazz Media Contact: Lauri Julian Email: lauri.julian@towerjazz.com Phone: +1 (949) 715-3049	Nujira Press contact Ben Smith, Senior Account Manager EML Wildfire Email: nujira@emlwildfire.com Phone: +44 20 8408 8000
Investor Relations Contact: Noit Levi Email: noit.levi@towerjazz.com Phone: +972 4 604 7066	Nujira contact: Jeremy Hendy, VP Sales & Marketing Email: jeremy.hendy@nujira.com Phone: +44 1223 597900